Exhibit 99.2



                 [FELDMAN FINANCIAL ADVISORS, INC. LETTERHEAD]



                          Atlantic Liberty Savings, FA
                               Brooklyn, New York





                      Pro Forma Valuation Appraisal Report

                           Valued as of June 10, 2002





                                   Prepared By

                        Feldman Financial Advisors, Inc.
                                Washington, D.C.

                 [FELDMAN FINANCIAL ADVISORS, INC. LETTERHEAD]



June 19, 2002

Board of Directors
Atlantic Liberty Savings, FA
186 Montague Street
Brooklyn, New York 11201

Gentlemen:

         At your request, we have completed and hereby provide an independent appraisal (the "Appraisal") of the estimated pro forma market value of Atlantic Liberty Savings, FA ("Atlantic Liberty" or the "Association"). The Appraisal is provided in connection with the conversion of the Association from a federally chartered mutual savings and loan association to a federally chartered stock savings association form of organization (the "Conversion') according to the rules and regulations of the Office of Thrift Supervision ("OTS"). The Conversion also provides for the concurrent formation of Atlantic Liberty Financial Corporation (the "Holding Company"), a Delaware corporation, to be the holding company for Atlantic Liberty and which will own 100% of the outstanding common stock of the Association. The Corporation will be structured as a unitary thrift holding company.

         The Appraisal is furnished pursuant to the filing of the Plan of Conversion (the "Plan") by Atlantic Liberty with the OTS and prepared in accordance with Regulation 563b.7 and with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Banks Converting from Mutual to Stock Form of Organization" of the OTS which have been adopted in practice by the FDIC, including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

         Feldman Financial Advisors, Inc. ("Feldman Financial") is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. The background of Feldman Financial is presented in Exhibit I.

         In preparing the Appraisal, we conducted an analysis of Atlantic Liberty that included discussions with the Association's management and the Association's independent auditor, Radics & Co., LLC. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We did not independently verify and have relied on and assumed that the aggregate allowance for loan and lease losses set forth in the balance sheet of the Association at March 31, 2002 was adequate to cover such losses and complied fully with applicable accounting and sound business practices as of the date of such financial statements. We did not make any independent evaluation or appraisal of the assets, liabilities, or prospects of the Association, nor were we furnished with any such evaluation or appraisal.

Board of Directors
Atlantic Liberty Savings, FA
June 19, 2002
Page Two

         We also reviewed, among other factors, the economy in the Association's primary market area and compared the Association's financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular.

         The Appraisal is based on the Association's representation that the information contained in the Application and additional evidence furnished to us by the Association and its independent auditor are truthful, accurate, and complete. We discussed and reviewed financial projections with the Association's senior management for the purpose of reviewing the future prospects of the Association. We assume that they were reasonably prepared reflecting the best estimates and judgements of the management of the Association as to the future operating and financial performance of the Association. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material. The Appraisal considers the Association only as a going concern and should not be considered as an indication of the liquidation value of the Association.

         It is our opinion that, as of June 10, 2002, the aggregate estimated pro forma market value of the Association was within a range (the "Valuation Range") of $9,562,500 to $12,937,500 with a midpoint of $11,250,000. The
Valuation Range was based upon a 15 percent decrease from the midpoint to determine the minimum and a 15 percent increase from the midpoint to establish the maximum. The Valuation Range may be increased by an additional 15 percent above the maximum to an adjusted maximum of $14,878,130 without a resolicitation of subscriptions. The Holding Company will offer shares of its common stock for sale (the "Stock Offering") to eligible depositors and to the Association's employee stock benefit plans in a Subscription Offering based upon this appraisal. Shares not subscribed for in the Subscription Offering will be offered for sale to certain members of the general public in a Community Offering.

         Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of the Holding Company's common stock in the Conversion. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Conversion will thereafter be able to sell such shares at prices related to the offering price or the foregoing estimate of the Association's pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

Board of Directors
Atlantic Liberty Savings, FA
June 19, 2002
Page Three

         The Valuation Range reported herein will be updated as requested by the Association in accordance the requirements of the OTS. These updates will consider, among other factors, any developments or changes in the Association's operating performance, financial condition, or management policies, and current conditions in the securities markets for thrift institution common stocks. Should any such new developments or changes be material, in our opinion, to the valuation of the Association, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

                                  Respectfully submitted,

                                  Feldman Financial Advisors, Inc.


                                  By:/s/Trent R. Feldman
                                     ------------------------------------------
                                         Trent R. Feldman
                                         President


                                  By:/s/Greg E. Izydorczyk
                                     ------------------------------------------
                                         Greg E. Izydorczyk
                                         Senior Vice-President

                                TABLE OF CONTENTS

  TAB                                                                     PAGE
  ---                                                                     ----

          INTRODUCTION .................................................    1

   I.     Chapter One - BUSINESS OF ATLANTIC LIBERTY SAVINGS, FA

          General.......................................................    5
          Financial Condition ..........................................    9
          Income and Expense Trends ....................................   18
          Asset and Liability Management ...............................   23
          Asset Quality ................................................   26
          Properties....................................................   29
          Subsidiaries..................................................   30
          Market Area ..................................................   31
          Summary Outlook ..............................................   35

  II.     Chapter Two - COMPARISONS WITH PUBLICLY HELD THRIFTS

          General ......................................................   36
          Selection Criteria ...........................................   37
          Recent Financial Comparisons .................................   41

  III.    Chapter Three - MARKET VALUE ADJUSTMENTS

          Earnings Prospects ...........................................   52
          Market Area ..................................................   53
          Management ...................................................   54
          Dividend Capacity ............................................   55
          Liquidity of the Issue .......................................   55
          Subscription Interest ........................................   56
          Stock Market Conditions ......................................   56
          Recent Acquisition Activity ..................................   58
          New Issue Discount ...........................................   60
          Adjustments Conclusion .......................................   64
          Valuation Approach ...........................................   64
          Valuation Conclusion .........................................   66

   IV.    Appendix - EXHIBITS

          I          Background of Feldman Financial Advisors, Inc......  I-1
          II-1       Statement of Financial Condition................... II-1
          II-2       Statement of Operations............................ II-2
          II-3       Loan Portfolio Composition......................... II-3
          II-4       Investment Portfolio Composition................... II-4
          II-5       Deposit Account Distribution....................... II-5
          II-6       Borrowed Funds Distribution........................ II-6
          II-7       Properties......................................... II-7
          III        Financial and Market Data for All Public Thrifts...III-1
          IV-1       Pro Forma Assumptions.............................. IV-1
          IV-2       Pro Forma Valuation Range.......................... IV-2
          IV-3       Pro Forma Full Conversion Analysis at Midpoint..... IV-3
          IV-4       Comparative Valuation Ratios....................... IV-4
          IV-5       Comparative Discount and Premium Analysis.......... IV-5

                                 LIST OF TABLES

  TAB                                                                      PAGE
  ---                                                                      ----

    I. Chapter One - BUSINESS OF ATLANTIC LIBERTY SAVINGS


       Table 1  -     Selected Financial Condition and Operations Data ..... 9
       Table 2  -     Selected Financial Ratios and Other Data .............10
       Table 3  -     Loan Originations by Type.............................14
       Table 4  -     Income Statement Summary..............................19
       Table 5  -     Yield and Cost Summary ...............................22
       Table 6  -     Rate/Volume Analysis..................................24
       Table 7  -     NPV Calculation.......................................25
       Table 8  -     Nonperforming Asset Summary ..........................27
       Table 9  -     Allowance for Loan and Lease Losses ..................28
       Table 10 -     Selected Demographic Data.............................33
       Table 11 -     Deposit Trends and Market Share for Kings County......34

   II. Chapter Two - COMPARISONS WITH PUBLICLY HELD THRIFTS

       Table 12 -     Comparative Group Operating Summary...................39
       Table 13 -     Key Financial Comparisons.............................41
       Table 14 -     General Financial Performance Ratios..................46
       Table 15 -     Income and Expense Analysis...........................47
       Table 16 -     Yield-Cost Structure and Growth Rates.................48
       Table 17 -     Balance Sheet Composition.............................49
       Table 18 -     Capital Ratios, Asset Quality, and Loan Composition ..50

  III. Chapter Three - MARKET VALUE ADJUSTMENTS

       Table 19 -     Comparative Stock Index Performance...................59
       Table 20 -     Summary of Recent New York Acquisition Activity.......61
       Table 21 -     Summary of Recent Standard Full Thrift Conversions ...62
       Table 22 -     Comparative Market Valuation Analysis.................67

                                  INTRODUCTION


         As requested, Feldman Financial Advisors, Inc. ("Feldman Financial") has prepared an independent appraisal of the aggregate estimated pro forma market value of Atlantic Liberty Savings, F.A. ("Atlantic Liberty" or the "Association") in connection with conversion of the Association from a federally chartered mutual savings and loan association to a federally chartered stock savings association form of organization (the "Conversion') and the concurrent formation of Atlantic Liberty Financial Corporation (the "Holding Company"), a Delaware corporation, to be the holding company for Atlantic Liberty and which will own 100% of the outstanding common stock of the Association. The Corporation will be structured as a unitary thrift holding company. The Holding Company will offer shares of its common stock for sale (the "Stock Offering") to eligible depositors and to the Association's employee stock benefit plans in a Subscription Offering. Shares not subscribed for in the Subscription Offering will be offered for sale to certain members of the general public in a Community Offering.

         The Appraisal has been prepared in accordance with Regulation 563b.7 and with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Banks Converting from Mutual to Stock Form of Organization" of the OTS which have been adopted in practice by the FDIC, including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

         In the course of preparing this appraisal report, we reviewed and discussed with the Association's management, and with the Association's independent auditors, Radics & Co., LLC, the audited financial statements of the Association's operations for the years ended March 31, 2000, 2001 and 2002 and the quarters ended June 10, 2001, September 30, 2001, December 31, 2001 and March 31, 2002. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We did not independently verify and have relied on and assumed that the aggregate allowance for loan and lease losses set forth in the balance sheet of the Association at March 31, 2002 was adequate to cover such losses and complied fully with applicable accounting and sound business practices as of the date of such financial statements. We did not make any independent evaluation or appraisal of the assets, liabilities, or prospects of the Association, nor were we furnished with any such evaluation or appraisal.

         We also discussed matters related to the Conversion with the Association's legal counsel, Luse Gorman Pomerenk & Schick, P.C., and with the Association's offering manager, Sandler O'Neill & Partners, L.P. We also
reviewed  and  discussed  with  management   other  financial   matters  of  the
Association.

         Where appropriate, we considered information based upon other available public sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Association's primary market area and examined the prevailing economic conditions. We also examined the competitive environment within which the Association operates and assessed the Association's relative strengths and weaknesses.

         We examined and compared the Association's financial performance with selected segments of the thrift industry and selected publicly traded thrifts. We reviewed conditions in the securities markets in general and the market for thrift institution common stocks in particular. We included in our analysis an examination of the potential effects of the Conversion on the Association's operating characteristics and financial performance as they relate to the estimated pro forma market value of the Association.

         The Appraisal is based on the Association's representation that the information contained in the Application and additional evidence furnished to us by the Association and its independent auditor are truthful, accurate, and complete. We discussed and reviewed financial projections with the Association's senior management for the purpose of reviewing the future prospects of the Association. We assume that they were reasonably prepared reflecting the best estimates and judgements of the management of the Association as to the future operating and financial performance of the Association. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material. The valuation considers the Association only as a going concern and should not be considered as an indication of the liquidation value of the Association.

         Our valuation is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Conversion. Moreover, because such valuation is necessarily based on estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Conversion will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. Feldman Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

         The valuation reported herein will be updated as requested by the Association in accordance with the requirements of the OTS. These updates will consider, among other factors, any developments or changes in the Association's financial performance or management policies, and current conditions in the securities market for thrift institution common stocks. Should any such developments or changes be material, in our opinion, to the Conversion valuation of the Association, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

                     I. BUSINESS OF ATLANTIC LIBERTY SAVINGS
                                     General

         Atlantic Liberty was originally founded in 1888 as a New York building and loan association and became a federally chartered savings association in 1983. The Association currently conducts its business from its home office and one branch office, both located in Brooklyn, New York. The Association is subject to regulation by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), the insurer of its deposit accounts up to applicable limits through the Savings Association Insurance Fund. The Association is a member of the Federal Home Loan Association ("FHLB") of New York. March 31, 2002, the Association had total assets of $124 million, total deposits of $110 million, and total equity of $8.8 million or 7.09% of total assets.

         Atlantic Liberty emphasizes the origination of mortgage loans secured primarily by one-to-four family residential real estate. The Association also originates loans secured by multi-family and commercial real estate, which reflects the large number of multi-family and commercial properties in the neighborhoods surrounding the Association's offices. To a much lesser extent, the Association also originates consumer loans. Of the Association's total loan portfolio at March 31, 2002, 69.2% consisted of loans secured by one-to-four family residential properties, 14.6% were secured by multi-family real estate, and 16.0% by commercial real estate. The Association also invests in securities, mortgage-backed securities and other short-term investments. At March 31, 2002, investment securities and short-term investments amounted to $27.6 million or 22.3% of the Association's assets.

         The Association offers traditional deposit accounts consisting of savings, certificates of deposit, money market accounts, NOW accounts, and demand accounts. Transaction and savings accounts make up 41.6% of total deposits as of March 31, 2002 while certificates of deposit account for 58.4% of total deposits. Guardian accounts, which are deposits mandated by the court for the benefit of minor children, have made up a significant portion of the Association's deposits for more than 15 years. As of March 31, 2002, guardian accounts were $11.5 million, or 10.3% of the Association's total deposits.

         The Association operates two full-service banking offices in Brooklyn. The majority of the Association's deposits are gathered from businesses and residents located within the areas surrounding the two branch locations in Brooklyn, New York. The Association's primary lending area extends throughout
Brooklyn. Because a significant concentration of the Association's assets are secured by residential real estate located in its primary lending territory, the Association's asset quality is highly dependent upon the real estate market conditions in the local economy. As the economic environment of Brooklyn has improved through the 1990's and into early 2000's, the Association's level of non-performing loans declined during this period and was a modest 0.65% of total assets as of March 31, 2002.

         Atlantic Liberty has historically generated moderate levels of profitability. Net income for fiscal 2002 was $858,178, or 0.71% of average assets. For fiscal 2001, net income was $1.0 million, which included a recovery of a $500,000 ($286,500 after-taxes) defalcation loss and an $89,000 gain on sale of foreclosed real estate. Excluding the $500,000 recovery, net of applicable income taxes, net income would have increased by $83,000 for fiscal 2002 as compared with fiscal 2001.

         The  Association's  capital   substantially   exceeded  all  applicable
regulatory capital requirements and as of March 31, 2002, total capital was $8.8 million, or 7.09% of assets.

         The Association seeks to generate future earnings growth through continued emphasis on residential real estate lending, using the additional capital raised in the offering to originate loans secured by residential, multi-family and commercial real estate and offering new products and services to its customers. Management intends to monitor economic conditions in the Association's market area and adjust the mix of its lending activities in response to changing conditions in order to maintain sound asset quality and profitability. Management believes opportunities for growth exist in its market area and plans to manage growth to ensure compliance with regulatory capital requirements and to achieve overall strategic objectives, without unduly increasing the risk profile of the balance sheet. Management believes that the Association can continue to meet its financial and strategic objectives by seeking business primarily within its market area.

         The Board of Directors of Atlantic Liberty has determined that the Conversion is in the best interest of the Association and its customers, and has discerned several reasons for the proposed Conversion. The Conversion to a stock organization will allow the Association to compete more effectively in the financial services market place, offer depositors, employees, management and directors an equity ownership interest in Atlantic Liberty Savings F.A. and thereby participate in its future success, and increase the Association's capital base and provide additional sources of capital to enable the Association to grow and increase profitability.

         The Conversion and capital raised in the Stock Offering are expected to:

     o    Increase  the   Association's   lending   capabilities   by  providing
          additional capital to support new loans and higher lending limits;

     o    Support the introduction of new financial products and services;

     o    Support growth and enhance profitability;

     o Provide broader investment opportunities through the holding company structure; and

     o Improve capital management capabilities, including the ability to pay cash dividends and repurchase shares of common stock

         Based on the Association's expanded capital base, the Association will be able to increase its lending limits and borrower concentrations without jeopardizing credit risk management. The Association will be better able to accommodate the growing financing needs of its larger, more successful real estate customers. The Association also plans to offer new services such as home equity lines of credit, sweep accounts and internet banking. In addition, adjacent geographic markets may be considered for new business development opportunities consistent with the Association's current lines of business. The Association intends to implement any such growth and expansion plans with a disciplined and deliberate approach. The Conversion will also allow for the establishment of stock benefit plans for management and employees in order to attract and retain qualified personnel.

         The remainder of Chapter I examines in more detail the trends addressed in this section, including the impact of changes in the Association's economic and competitive environment and recent management initiatives. The discussion is supplemented by the exhibits in the Appendix. Exhibit II-1 summarizes the Association's statements of financial condition for the fiscal years ending March 31, 2001 and 2002. Exhibit II-2 presents the Association's statements of income for the fiscal years ended March 31, 2001 and 2002.

                               Financial Condition

         Table 1 presents selected data concerning Atlantic Liberty's financial position as of the fiscal years ended March 31, 2001 and 2002. Table 2 displays relative balance sheet concentrations for the Association over the same periods.

                                     Table 1
                Selected Financial Condition and Operations Data
                          As of March 31, 2001 to 2002
                             (Dollars in Thousands)


                                                            March 31,
                                                            ---------
                                                       2002           2001
                                                       ----           ----

Total Assets                                        $ 124,044      $ 116,243
Loans receivable, net                                  92,856         83,770
Mortgage-backed securities                             15,758         18,820
Investment securities                                   1,032          4,000
Deposits                                              110,990        106,123
Total borrowing                                         2,000              0
Retained earnings - substantially restricted            8,789          7,931

Summary of Operations
Total interest income                                 $ 8,013        $ 8,073
Total interest expense                                  3,819          4,456
                                                        -----          -----
   Net interest income                                  4,194          3,617
Provision (recovery) for loan losses                       70          (100)
                                                           --          -----
Net interest income after provision                     4,124          3,717
Non-interest income                                       222            687
Non-interest expense                                    2,867          2,500
                                                        -----          -----
Income before income taxes                              1,479          1,904
Income tax expense                                      (621)          (854)
                                                        -----          -----
Net income                                              $ 858        $ 1,050
                                                        =====        =======

Source: Atlantic Liberty, preliminary prospectus.

                                     Table 2
                    Selected Financial Ratios and Other Data
               At and for the Years Ended March 31, 2002 and 2001


                                                            At and For the Years
                                                               Ended March 31,
                                                               ---------------
                                                               2002       2001
                                                               ----       ----
Performance Ratios:
Return on average assets                                       0.71%      0.93%
Return on average equity                                      10.36%     14.59%
Interest rate spread                                           3.42%      3.10%
Net interest margin                                            3.67%      3.36%
Ratio of non-interest expense to average assets                2.38%      2.22%
Average interest-earnings assets to average interest-bearing   1.07x      1.06x
liabilities


Asset Quality Ratios:
Nonperforming loans to total assets                            0.65%      0.15%
Allowance for loan losses to non-performing loans             60.00%     38.09%
Allowance for loan losses to loans receivable                  0.47%      0.43%

Capital Ratios:
Ratio of average equity to total average assets                7.09%      6.82%
Equity to assets at period end                                 6.89%      6.40%

Other Data:
Number of full service offices                                    2          2


Source: Atlantic Liberty, preliminary prospectus



Asset Composition

         The Association's asset base increased by $7.8 million, or 6.7%, to $124.0 million at March 31, 2002, from $116.2 million at March 31, 2001. The increase in total assets resulted primarily from increases cash and cash equivalents, net loans receivable and the Association's investment in Federal Home Loan Bank stock, partially offset by decreases in investment securities and mortgage-backed securities. Cash and cash equivalents increased $5.2 million, or 111.9%, to $9.9 million at March 31, 2002, from $4.7 million at March 31, 2001, reflecting an increase in interest earning deposits held at other financial institutions. The increase in cash and cash equivalents at March 31, 2002 reflects a redeployment of cash received from investments and mortgage-backed securities that were called during fiscal 2001 and 2002. Loans receivable, net increased $9.1 million, or 10.9%, to $92.9 million at March 31, 2002, from $83.8 million at March 31, 2001. The increase in loans reflects the higher origination of multi-family and commercial real estate loans during fiscal 2002, and the lower level of repayments on one- to four-family residential loans. Investment securities decreased $3.0 million, or 74.2%, to $1.0 million at March 31, 2002, from $4.0 million at March 31, 2001. Mortgage-backed securities decreased $3.1 million, or 16.3%, to $15.8 million at March 31, 2002, from $18.8 million at March 31, 2001. The decrease in both investment securities and mortgage-backed securities reflects calls of investment securities and principal repayments of mortgage-backed securities, which were reinvested in mortgage loans and interest bearing deposits.

         Exhibit II-3 displays the composition of the Association's loan portfolio. Between March 31, 2001, and March 31, 2002, the Association's one-to-four family loans increased by $5.0 million, multi-family loans increased by $319,000, and commercial real estate loans increased by $3.8 million. While the market for these loans was strong in the Association's lending area, the competition for such business was also active. Table 3 on page 13 summarizes the Association's net lending activity during recent periods.

         The Association's primary lending activity consists of the origination of one-to-four family residential mortgages secured by property located in the Association's primary lending area. Generally, one- to four-family loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a long-to-value ratio in excess of 80%. Fixed-rate loans generally are originated for up to a 15-year term and are retained in the Association's loan portfolio. Adjustable-rate mortgages ("ARMs") are offered with a 1, 3, 5 and 7 year adjustment period with interest rates indexed to the corresponding constant maturity treasury rates. Not withstanding the low interest rate environment over the past two years, most of the Association's loan originations have been adjustable rate products. A substantial portion of the Association's adjustable rate mortgage loans provide for maximum rate adjustments of 200 basis points per adjustment, with a lifetime maximum adjustment of 500 basis points. Generally, the Association's adjustable rate mortgage loans amortize over a period of 30 years. At March 31, 2002, 57.2% of the Association's one- to four-family residential loans had adjustable rates of interest.

         Multi-family real estate loans generally are secured by rental properties, including walk-up apartments. Substantially all multi-family real estate loans were secured by properties within the Association's market area. At March 31, 2002, the Association had 55 multi-family loans with an average principal balance of $250,000, and the largest multi-family loan had a principal balance of $950,000. Multi-family loans are generally offered with offered with adjustable interest rates. The loans are originated with terms of up to 10 years with a fixed-rate of interest for the initial five-year period and a five-year renewal option. Upon renewal, the loan's interest rate will adjust to the 5-year Treasure Note rate plus 250 basis points. Multi-family real estate loans are underwritten with maturity dates between 5 and 10 years, and to amortize over a period of up to 20 years.

         In evaluating the underlying property for a multi-family mortgage loan, factors the Association consider include the net operating income of the mortgaged premises before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service), to ensure that the ratio is at least 125% of the monthly debt service and the ratio of the loan amount to the appraised value. Multi-family real estate loans are originated in amounts up to 70% of the appraised value of the property securing the loan and all multi-family loans are appraised by independent outside appraisers approved by the board of directors. Personal guarantees are generally obtained from all multi-family real estate borrowers.

         Loans secured by multi-family real estate generally involve a greater degree of risk than one-to-four family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate typically depends upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrowers ability to repay the loan may be impaired.

         Another major segment of the Association's loan portfolio involves commercial real estate lending. The Association generally originates loans that are secured by office buildings, private schools, religious facilities, mixed use properties and other commercial properties. The Association generally originates adjustable rate commercial real estate loans with maximum terms of up to 10 years. At March 31, 2002, the Association had 35 commercial real estate loans with an average principal balance of $428,000 and the largest commercial loan had a principal balance of $900,000 and was secured by a mixed use property. As of March 31, 2002, non-performing loans included two commercial real estate loans totaling $725,000, the largest of which had a principal balance of $580,000 at March 31, 2002 and was secured by a medical facility with an appraised value of $1.2 million.

         The Association's underwriting policies and procedures for originating commercial real estate mortgage loans are similar to those followed for originating multi-family mortgage loans. Personal guarantees are generally obtained from all commercial real estate borrowers. The Association considers loans secured by commercial real estate properties generally larger than one- to four-family residential loans and involve a greater degree of risk. Commercial real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Payments on these loans depend on a large degree on results of operations and management of the properties and underlying businesses, and may be affected to a greater extent by adverse conditions in the real estate market or general economy. Accordingly, the nature of these loans makes them more difficult for management to monitor and evaluate.

                                     Table 3
                            Loan Originations by Type
               at and for the Years Ended March 31, 2002 and 2001


                                                Years Ended March 31,
                                                ---------------------
                                                  2002        2001
                                                  ----        ----
Loans receivable, net, at beginning of period   $ 83,770    $ 76,161
Originations by Type:
  Real estate - one-to-four-family                13,453      13,464
                -multi-family                      4,954       3,464
                -commercial                        6,455       1,970
  Other - home equity and unsecured                   67         136
                                                --------    --------
   Total loans originated                         24,929      19,034
                                                --------    --------
  Principal repayments                           (15,843)    (11,425)
                                                --------    --------
   Net increase                                    9,086       7,609
                                                --------    --------
Loans receivable, net, at end of period         $ 92,856    $ 83,770
                                                ========    ========


Source: Atlantic Liberty, preliminary prospectus

         Exhibit II-4 displays the composition of the Association's investment portfolio and mortgage-backed securities. Investments and mortgage-backed securities totaled $26.8 million or 21.6% of total assets at March 31, 2002, consisting primarily of interest-earning deposits with other financial institutions ($9.2 million), FHLB stock ($902,400), corporate obligations ($1.0 million) and mortgage-backed securities ($15.8 million). All investments are held-to-maturity.

          The Association views its investment portfolio as an alternative interest-earning asset vehicle into which to deploy excess funds during periods of weak loan demand or perceived higher risks. The investment portfolio provides asset diversification and the opportunity to achieve capital appreciation through long-term investment in investment securities. The Association's current investment strategy has emphasized the purchase of U.S. Government and Agency obligations and mortgage-backed securities. Atlantic Liberty has never utilized hedging instruments.

Liability Composition
         Deposits, repayments and prepayments of loans, proceeds from sales of loans and securities, proceeds from maturing securities, and cash flows from operations are the primary sources of the Association's funds for use in lending, borrowing, and other general purposes. The Association's deposits at March 31, 2002 totaled $111.0 million, representing 96.3% of total liabilities. The Association's deposit accounts consist of transaction accounts (non-interest NOW accounts, interest-bearing NOW accounts, Super Now accounts, passbook accounts, and money market savings accounts) and certificate of deposit accounts. Exhibit II-5 presents a summary of the Association's deposit portfolio as of March 31, 2002.

         Transaction accounts amounted to $45.9 million or 41.6% of the Association's total deposits at March 31, 2002. Certificate of deposit accounts amounted to $65.1 million or 58.4% of deposits at that date. Certificates of deposit have remained relatively stable as a percent of deposits over the past few years. Of the Association's $64.8 million of certificate accounts, $46.4 million or 72.0% were scheduled to mature within one year. A significant portion of the certificates of deposit consist of accounts that were opened at the direction of the county or surrogate court for the benefit of minors or others who are deemed to be incompetent to handle their affairs. At March 31, 2002, $11.5 million of the certificates of deposit consisted of such court-directed deposits.

         The Association's deposit base increased $4.9 million between March 31, 2001 and March 31, 2002 and reflects a $4.6 million increase in transaction and savings accounts. The Association obtains deposits predominantly from the areas in which its branch offices are located. Atlantic Liberty relies mainly on competitive pricing of its deposit products, customer service, and long-standing relationships with customers to attract and retain deposits.

         The Association may obtain advances from the Federal Home Loan Bank of New York upon the security of common stock the Association owns in the Federal Home Loan Bank and the Association's qualifying residential mortgage loans and mortgage-backed securities provide certain standards related to credit worthiness are met. Exhibit II-7 details the Association's borrowings as of March 31, 2002. At March 31, 2002, the Association had total advances outstanding of $2.0 billion. The Association did not have any Federal Home Loan Bank Advances at March 31, 2001. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

Equity Capital

         The Association's equity capital was $8.8 million, or 7.09% of total assets, at March 31, 2002. Equity increased from $7.9 million as of March 31, 2001, primarily because of net income of $858,000 for fiscal year 2002. For regulatory purposes at March 31, 2002, the Association's Tier 1 leverage capital ratio measured 7.09% and its total risk-based capital ratio was 14.02%. The
Association not only met its minimum regulatory capital requirements but also surpassed the levels necessary to qualify for the designation of "well capitalized."

                            Income and Expense Trends

         Table 4 compares the main components of the Association's earnings performance for the fiscal years ended March 31, 2002 and 2001. Net income decreased by $191,000, or 18.2%, to $858,000 for the year ended March 31, 2002, from $1.0 million for the year ended March 31, 2001. The decrease in net income reflected two non-recurring events during the year ended March 31, 2001, (i) a $500,000 one-time addition to income from an insurance recovery of defalcation losses ($226,000, net of applicable income taxes), and (ii) a $89,000 gain on sale of foreclosed real estate. Net income for the year ended March 31, 2002 was also adversely reflected by an increase in non-interest expense. Excluding these two non-recurring events during March 31, 2001, net income increased by $83,000 in fiscal 2002 as compared with fiscal 2001.

         Table 5 details the Associations average balances and yield information. Interest income decreased by $60,000, or 0.70%, to $8.0 million for the year ended March 31, 2002, from $8.1 million for the year ended March 31, 2001. The decrease in interest income resulted primarily from decreases of $338,000 in interest income from mortgage-backed securities, $325,000 from investment securities and $21,000 from other interest earning assets, partially offset by a $624,000 increase in interest income from loans receivable. The average yield on interest earning assets decreased 50 basis points to 7.00% for the year ended March 31, 2002, from 7.50% for the year ended March 31, 2001. The decline in yields reflected a decline in market rates generally. Partially offsetting the decline in the average yield was a $6.8 million, or 6.3% increase in the average balance of interest earning assets to $114.4 million for the year ended March 31, 2002 from $107.6 million for the year ended March 31, 2001.

                                     Table 4
                            Income Statement Summary
                   For the Years Ended March 31, 2002 and 2001
                             (Dollars in Thousands)


                                      Year Ended March 31,
                                      --------------------
                                        2002       2001
                                        ----       ----
Total interest income                 $ 8,013    $ 8,073
Total interest expense                  3,819      4,456
                                      -------    -------
    Net interest income                 4,194      3,617

Provision for loan losses                  70       (100)
                                      -------    -------
    Net int. income after provision     4,124      3,717

Fees and service charges                  128         65
Gain/(Loss) on sale of securities           0        (42)
Gain on foreclosed real estate              0         89
Recovery of defalcation loss                0        500
Other income                               94         75
                                      -------    -------
    Total non-interest income             222        687

Salaries and benefits                   1,592      1,189
Occupancy and equipment                   322        320
Deposit insurance                          27         51
Other                                     926        939
                                      -------    -------
    Total non-interest expense          2,867      2,500

Income before taxes                     1,479      1,904
Income tax provision                     (620)      (854)
                                      -------    -------

    Net income                        $   858    $ 1,050
                                      =======    =======


Source: Atlantic Liberty, preliminary prospectus.

         Total interest expense decreased $637,000, or 14.3%, to $3.8 million for fiscal 2002 compared to $4.5 million for fiscal 2001. The decrease in interest expense resulted from a decrease in the average cost of deposits and borrowed funds to 3.58% from 4.40%, reflecting lower market interest rates during fiscal 2002, partially offset by a $5.5 million increase in the average balance of interest bearing liabilities.

         Net interest income increased $577,000, or 15.9%, to $4.2 million for fiscal 2002 from $3.6 million for fiscal 2001. The Association's net interest spread increased to 3.42% from 3.10% reflecting the more rapid repricing of interest bearing liabilities in a declining interest rate environment as compared to interest earning assets. Net interest margin increased to 3.67% from 3.36%
         For fiscal 2002, the Association added $70,000 to its allowance for loan loss while the Association had a net recovery of $100,000 for fiscal 2001. The recovery in 2001 was related to the Association's participation in loans originated through a state chartered service corporation. At March 31, 2002, the allowance for loan losses was $435,000, or 0.47% of loans outstanding, as compared with $358,000, or 0.43% of loans outstanding at March 31, 2001. In evaluating the level of allowance for loan losses, management considers historical loss experience, the types of loans and amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

         Total non-interest income decreased to $222,000 for fiscal 2002 from $687,000 for the same period in 2001, a decrease in $465,000, or 67.7%. The decrease was primarily attributable to nonrecurring income during fiscal 2001 of $500,000 insurance recovery related to a defalcation losses and an $89,000 gain on foreclosed real estate, partially offset by a $42,000 loss from the sale of investment securities classified as available for sale. Income from fees and service charges increased by $63,000, or 97.0%, to $128,000 from $65,000. Miscellaneous non-interest income (consisting of safe deposit box rental fees, ATM fees, sale of money orders and travelers checks) increased $18,000, or 24.2% to $93,000 from $65,000.

         The Association's total non-interest expense for the year ended March 31, 2002 was $2.9 million, compared to $2.5 million for the year ended March 31, 2001, an increase of $367,000, or 14.7%. The increase was primarily attributable to a $402,000 increase in salaries and benefits, and a $200,000 net change in retirement plan expense, reflecting a credit of $169,000 in fiscal 2001 and a $31,000 expense in fiscal 2002. Miscellaneous expense increased $32,000, or 5.8%, to $587,000 from $555,000. Miscellaneous expense consists of postage, telephone, office supply and various other non-classifiable operating expenses.

         The provision for income taxes decreased to $620,000 from $854,000 due to a lower level of income before taxes of $1.5 million for fiscal 2002 compared with $1.9 million for fiscal 2001.

                                     Table 5

                             Yield and Cost Summary
                                At March 31, 2002


                                                                      Years Ended March 31,
                                        ----------------------------------------------------------------------------
                                             2002                                    2001
                                        -------------------------------------    -----------------------------------
                                           Average       Interest                   Average      Interest
                                         Outstanding     Earned/      Yield/      Outstanding     Earned/     Yield/
                                           Balance         Paid        Rate         Balance        Paid        Rate
                                           -------         ----        ----         -------        ----        ----
Interest-earning assets:
Loans receivable                           $ 88,887       $6,763       7.61%       $ 78,517       $6,139       7.82%
Mortgage-backed securities                   15,912          919       5.78          18,644        1,257       6.74
Investment securities                         1,233           77       6.25           6,111          402       6.58
Other interest earning assets                 8,385          254       3.03           4,357          275       6.31
                                           --------       ------       ----        --------       ------       ----
   Total interest-earning assets            114,417        8,013       7.00         107,629        8,073       7.50
                                           --------       ------       ----        --------       ------       ----
Non-interest earning assets                   5,806                                   4,778
                                           --------                                --------
Total assets                               $120,223                                $112,407

Interest-bearing liabilities:
     Interest-bearing deposits:
     NOW and money market                  $ 20,342       $  169       0.83%       $ 18,364       $  186       1.01
     Savings and club accounts               18,647          572       3.07          19,745          754       3.82
     Certificates of deposit                 65,998        3,016       4.57          62,627        3,506        5.6
     Advances and other
        borrowed funds                        1,728           62       3.59             529           10       1.89
                                           --------       ------       ----        --------       ------       ----
Total interest-bearing liabilities          106,715        3,819       3.58%        101,265        4,456       4.40%
                                           --------       ------       ----        --------       ------       ----

Non-interest bearing deposits                 2,616                                   2,415
Non-interest bearing liabilities              2,607                                   1,531
Total liabilities                           111,938                                 105,211
Retained earnings                             8,285                                   7,196
                                           --------                                --------
Total liabilities and
     retained earnings                     $120,223                                $112,407
                                           ========                                ========
Net interest income/
     interest rate spread                                 $4,194       3.42%                      $3,617       3.10%
                                                         =======       ====                       ======       ====
Net interest-earning assets/net
     yield on interest-earning assets       $ 7,702                    3.67%         $6,364                    3.36%
                                           ========                    ====         =======                    ====
Ratio of interest-earning assets to
     average interest-bearing liabilities      1.07 x                                  1.06 x
                                           ========                                 =======

                Source: Atlantic Liberty; preliminary prospectus

                         Asset and Liability Management

         A principal part of the Association's financial objective is to manage interest rate risk and reduce the exposure of the Association's net interest income to changes in market rates. The Association's assets, consisting primarily of mortgage loans, have longer maturities than the Association's liabilities, consisting primarily of deposits. Accordingly, the board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in the Association's assets and liabilities, for determining the level of risk that is appropriate for the given business strategy, operating environment, capital liquidity, and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee, which consists of senior management operating under a policy adopted by the Board of Directors, meets as needed to review the asset/liability policies and interest rate risk position.

         The Association seeks to manage interest rate risk by more closely matching the maturities of interest rate sensitive assets and liabilities. The Association offers one, three, five and seven year adjustable rate mortgage loans, and three and five year balloon loans. In order to match maturities, the Association invests in mortgage-backed securities with maturities of between one and three years. The Association does not solicit high-rate jumbo certificates of deposit or brokered funds. Table 6 shows the impact upon the Association's earnings as a result of changes in volumes and interest rates.

         In past years, the Association measured interest rate risk sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within

                                     Table 6

                              Rate/Volume Analysis


                                             Years Ended March 31,
                                      ---------------------------------
                                                2002 vs. 2001
                                      ---------------------------------
                                      Increase/(Decrease)
                                             Due to
                                      ------------------ Total Increase
                                       Volume      Rate     (Decrease)
                                       ------      ----     ----------
Interest-earning assets:
  Loans receivable                     $ 812      $(188)     $ 624
  Mortgage-backed securities            (185)      (153)      (338)
  Investment securities                 (321)        (4)      (325)
  Other interest-earning assets          254       (275)       (21)
                                       -----      -----      -----
  Total interest-earning assets          560       (620)       (60)
                                       =====      =====      =====


Interest-bearing liabilities:
  Transaction                             20        (37)       (17)
  Savings                                (42)      (140)      (182
  Certificate accounts                   189       (679)      (490)
  Borrowings                              23         29         52
                                       -----      -----      -----
  Total interest-bearing liabilities     190       (827)      (637)
                                       =====      =====      =====
Net interest income                    $ 370      $ 207      $ 577
                                       =====      =====      =====



Source: Atlantic Liberty; preliminary prospectus

certain time periods, based upon assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. The OTS now requires the computation of amounts by which the net present value of the Association's cash flows from assets, liabilities and off balance sheet items (the Association's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Association's NPV from instantaneous 100 to 300 basis point increases or decreases in market interest rates. Due to the current low level of market interest rates, the Association did not receive a NPV calculation for an interest rate decrease greater than 100 basis points.

         Table 7 presents the Association's NPV calculation as of December 31, 2001. As shown by the table, the Association's current NPV position is more sensitive to increases in interest rates than to drops in interest rates due to the shorter maturities of its liability portfolio.

                                     Table 7
                                 NPV Calculation
                                December 31, 2001

                                                                 Net Portfolio Value as a %
                                                                    of Present Value of
                       Net Portfolio Value                           Assets/Liabilities
---------------------------------------------------------       -----------------------------
   Change in
Interest Rates      Estimated      Amount of
(basis points)         NPV          Change        Percent       NPV Ratio          Change (1)
--------------         ---          ------        -------       ---------          ----------
                     (Dollars in Thousands)
     +300            $ 9,455       $(5,422)         (36)%          7.76 %            -381bp
     +200             11,208        (3,598)         (24)           9.09              -248bp
     +100             13,133        (1,744)         (12)          10.39              -118bp
       0              14,877             -            -           11.57                 -bp
     -100             15,903         1,025           +7           12.22               +65bp

----------------------------------
(1)  Expressed in basis points.

Source:  Atlantic Liberty, preliminary prospectus


         Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in the net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The net portfolio value table assumes that the composition of interest-sensitive assets and liabilities existing at the beginning of the period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets or liabilities.

                                  Asset Quality

         In order to effectively monitor problem loans, the Board of Directors is informed monthly of the status of all mortgage loans delinquent more than 60 days, all loans in foreclosure, and all foreclosed and repossessed property owned by the Association. Mortgage loans are reviewed on a regular basis and such loans are placed on non-accrual status when they are specifically determined to be impaired or when they become 90 days delinquent.

         The Association's ratio of non-performing assets to total assets increased from 0.15% at March 31, 2001 to 0.65% at March 31, 2002, but remained modest. Total non-performing assets were only $725,000 as of March 31, 2002. The Association had no real estate owned as of the same date. Table 8 details the Association's non-performing assets as of March 31, 2002 and 2001.

         Management, in determining its allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. The Association utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and
(2) establishment of general valuation allowances on the remainder of the loan portfolio.

         The Association's allowance for loan losses totaled $435,000, or 0.47% of net loans and 60% of non-performing loans at March 31, 2002. Table 9 details activity in the Association's allowance for lease losses for the periods ending March 31, 2002 and March 31, 2001. Based on its internal asset quality rating system, the Association had designated, as of March 31, 2002, outstanding loans of $1.2 million as substandard and $745,000 as special mention. As of March 31, 2002, the Association had no assets classified as doubtful or loss.

                                     Table 8
                          Non-performing Asset Summary
                          As of March 31, 2002 and 2001
                             (Dollars in Thousands)


                                                       At March 31,
                                           ------------------------------------
                                               2002                   2001
                                           -------------           ------------
                                                   (Dollars in Thousands)
Non-accruing loans:
       One- to four-family                          $ -                  $ 94
       Multi-family                                   -                     -
       Commercial                                   725                     -
       Home equity                                    -                     -
       Unsecured                                      -                     -
                                           ------------           -----------
          Total non-performing loans                725                    94
          Other real estate                          78                    78
                                           ------------           -----------
Total non-performing assets                       $ 803                 $ 172
                                           ============           ===========
Total as a percentage of total assets              0.65%                 0.15%
                                                  =====                 =====

Allowance for loan losses as a
       percentage of non-performing loans         60.00%                38.09%
                                                 ======                ======

Allowance for loan losses as a
       percentage of gross loans receivable        0.47%                 0.43%
                                                  =====                 =====



Source:  Atlantic Liberty, preliminary prospectus

                                     Table 9
                       Allowance for Loan and Lease Losses
                   For the Years Ended March 31, 200 and 2001
                             (Dollars in Thousands)


                                                            for the Years Ended March 31,
                                                          ---------------------------------
                                                              2002               2001
                                                          --------------    ---------------
                                                                (Dollars in Thousands)
Balance at beginning of period:                                 $ 358          $ 484
Charge-offs:
       One- to four family                                          -             22
       Multi-family                                                 -              -
       Commercial                                                   -              -
       Home equity                                                  -              -
       Unsecured                                                    -              4
                                                         ------------     ----------
          Total                                                   $ -           $ 26
                                                         ============     ==========

Recoveries:
       One- to four family                                          7              -
       Multi-family                                                 -              -
       Commercial                                                   -              -
       Home equity                                                  -              -
       Unsecured                                                    -              -
                                                         ------------     ----------
          Total                                                   $ 7            $ -
                                                         ============     ==========

Net charge-offs (recoveries)                                       (7)            26
       Additions charged to operations
          (recovery credited to operations)                        70           (100)
                                                         ------------    -----------
       Balance at end of period                                 $ 435          $ 358
                                                         ============    ===========

Ratio of net charge-offs during the period to average
       loans outstanding during the period                       0.01%          0.03%
                                                         ============     ==========

Ratio of net charge-offs during the period to
       non-performing assets                                       (1)            (1)


(1) - not meaningful.

Source:  Atlantic Liberty, preliminary prospectus

                                   Properties


         The Association conducts its business through two full-service banking offices located in Brooklyn, New York. Exhibit II-7 provides a general summary of the Association's offices. The Association owns both of its office facilities. The net book value of the Association's premises, land and equipment was approximately $1.4 million at March 31, 2002.

         The Association operates an automated teller machine at each branch location. The Association expects to continue its ongoing analysis to determine the efficiency and effectiveness of its branches in delivering services and products to the local community. The Association's branch network generally comprises modest but efficient office facilities with favorable locations and convenience. The Association currently has no plans to add additional branch facilities, but will monitor feasible expansion opportunities.

                                  Subsidiaries


         The Association has no subsidiary corporations. However, OTS regulations permit federal savings associations to invest in the capital stock, obligations or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries and joint ventures in which such subsidiaries are participants in an aggregate amount not exceeding 2% of the Association's assets, plus an additional 1% of assets if the amount over 2% is used for specific community or inner-city development purposes. In addition, federal regulations permit associations to make specific types of loans to such subsidiaries (other than special purpose finance subsidiaries) in which the Association owns more than 10% of the stock, in an aggregate amount not exceeding 50% of the Association's regulatory capital if the Association's regulatory capital is in compliance with applicable regulations.

                                   Market Area

         The Association's two offices are located in Brooklyn, New York, with the main office in Brooklyn Heights and the branch office in Flatbush, approximately 10 miles from the main office. The main office is located in what is considered Brooklyn Heights, and is very near the financial, legal and government complex in Brooklyn. The branch office is located in one of the main business avenues surrounded by middle and upper income one- and two-family and some multi-family apartment buildings.

         The Association draws the majority of its business from the Brooklyn Heights district surrounding its main branch and the Flatbush community surrounding its branch office. A large number of one and two family residences as well as a significant number of multi-family dwellings and apartment complexes characterize the market area.

         The success of the institution is dependent upon economic conditions in Brooklyn as well as the greater metropolitan area. Brooklyn is home to approximately 30% of the residents of New York City and provides approximately 15% of New York City's jobs. The majority of Brooklyn residents work in the borough of Manhattan. The largest industries in Brooklyn include health and medical services, social services, apparel, food stores, and wholesale trade / non-durable goods. The largest employers in Brooklyn include Kings County Hospital, Brooklyn State Hospital, Long Island University, and Brooklyn College.

         Table 10 displays selected demographic data for the United States, the state of New York, the New York City Metropolitan Statistical Area ("New York City MSA") and Kings County (which is Brooklyn). Kings County, New York City, the New York City MSA and the U.S. all show modest projected population growth. Income levels in Kings County are projected to increase in line with the increase expected for the U.S. and for New York State.

         Table 11 shows deposit trends for Brooklyn and the New York City MSA and deposit concentrations within Kings County. As of June 100, 2002, Atlantic Liberty had a small 0.4% market share and ranked twenty-third out of thirty-nine financial institutions in Kings County. From 1997 to 2002, Atlantic Liberty's deposits grew 1.9% annually compared to the overall annual increase of 1.1% in total deposits in Kings County.

         In summary, the Association's market area is characterized as a metropolitan area with a stable population, and moderate per capita growth expected. Competition for originating loans and attracting deposits is intense with competition for making loans and attracting deposits coming from commercial banks, savings institutions, mortgage banking firms and credit unions. The New York City area has a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. In addition, additional competition for deposits comes from short-term money market funds, brokerage firms, mutual funds and insurance companies. Some of the Association's competitors offer products and services the Association does not currently offer, such as trust services and private banking.
         However, the region presents excellent opportunities for increasing a small financial institution's customer base as more consolidations occur and community banks become increasingly scarce. In addition, with its many close communities, Brooklyn is an attractive market that can be served well by a community financial institution such as Atlantic Liberty.

                                    Table 10
                             Key Economic Indicators
          United States, New York, New York City MSA, and Kings County

                                              United                                New York         Kings
    Key Economic Indicators                   States             New York           City MSA        County
    -----------------------                   ------             --------           --------        ------
Population
Total Population - 2001                    284,002,368          19,071,790          9,377,490     2,480,366
5-year projection percent change                   4.3%                1.9%               3.1%          2.3%
1990 - 2001 percent change                        14.2%                6.0%               9.7%          7.8%

Households
Total Households - 2001                    107,023,920           7,144,422          3,573,374       893,748
5-year projection percent change                   5.0%                2.5%               3.3%          2.6%
1990 - 2001 percent change                        16.4%                7.6%               9.9%          7.9%

Per Capita Income
Per Capita Income - 2001                       $23,622             $26,134            $28,172       $19,165
5-year projection percent change                  21.5%               19.2%              20.5%         17.7%
1990 - 2001 percent change                        64.1%               58.7%              62.4%         55.6%

Average Household Income
Average Household Income - 2001                $61,904             $68,977            $73,447       $52,928
5-year projection percent change                  20.7%               18.3%              20.1%         17.2%
1990 - 2001 percent change                        60.8%               56.0%              62.2%         55.4%

Median Household Income
Median Household Income - 2001                 $45,030             $47,462            $47,113       $37,132
5-year projection percent change                  13.0%               10.4%              11.4%          9.2%
1990 - 2001 percent change                        49.6%               43.5%              48.4%         44.1%

Household Income Distribution - 2001
$ 0 - 24 K                                        27.0%               26.6%              28.4%         35.6%
$25 - 49K                                         27.8%               25.4%              23.7%         26.8%
$50K +                                            45.2%               48.0%              47.9%         37.6%

Household Income Distribution - proj. 2006
$ 0 - 24 K                                        23.3%               23.9%              25.7%         32.8%
$25 - 49K                                         26.0%               24.1%              22.5%         25.8%
$50K +                                            50.8%               52.0%              51.9%         41.3%


Source:  SNL Securities

                                    Table 11
              Deposit Trends for Kings County and New York City MSA
                    For All Banks, Thrifts, and Credit Unions
                        Deposit Data as of June 30th Date
                             (Dollars in Thousands)

                               2001                                                                                 1997-01
                              No. of              2001                    2000                    1999               Growth
           Market             Offices           Deposits                Deposits                Deposits              Rate
-------------------------------------------------------------------------------------------------------------------------------

  Kings County                  293            $25,865,520             $25,070,959             $25,074,432           1.1%

  New York City MSA           1,997           $324,376,853            $309,510,465            $288,685,381           4.8%

===============================================================================================================================


                      Deposit Market Share for Kings County
                            For All Banks and Thrifts
                         June 30, 1999 to June 30, 2001

===============================================================================================================================
                                 2001             2001                    2000                   1999               1997-01
                                            ---------------------  ----------------------- ----------------------
                               No. of           Deposits    % of        Deposits     % of      Deposits     % of     Growth
      Institution             Offices  Type      ($000s)   Total         ($000s)    Total       ($000s)    Total      Rate
-------------------------------------------------------------------------------------------------------------------------------

J.P. Morgan Chase & Co.          59     B      4,471,007   17.3%      $4,322,241    17.2%    $4,191,205    16.7%    -3.7%

Washington Mutual Inc.           22     T      3,535,240   13.7%       3,652,383     14.6%    3,770,294    15.0%    -4.2%

HSBC Holdings, Plc               37     B      3,454,587   13.4%       3,686,681     14.7%    3,808,051    15.2%    79.2%

Citigroup Inc.                   34     B      3,017,847   11.7%       2,714,234     10.8%    2,590,230    10.3%     0.0%

GreenPoint Financial Corp.       15     B      2,280,547    8.8%       2,367,069      9.4%    2,652,261    10.6%    -2.8%

Independence Comm. Bank          20     T      2,092,359    8.1%       1,980,374      7.9%    1,941,365     7.7%     8.7%

Astoria Financial Corp.          12     T      1,470,600    5.7%       1,396,625      5.6%    1,350,281     5.4%   -10.9%

Apple Bank for Savings           11     SB       812,198    3.1%         637,699      2.5%      572,555     2.3%    -2.4%

Popular Inc.                     11     B        739,194    2.9%         665,343      2.7%      595,028     2.4%    -4.3%

Dime Community Bancshares        7      T        485,494    1.9%         421,874      1.7%      437,923     1.7%     4.3%

-------------------------------------------------------------------------------------------------------------------------------
  Atlantic Liberty               2      T        107,019    0.4%         101,931      0.4%      101,542     0.4%     1.9%
-------------------------------------------------------------------------------------------------------------------------------

  All Others                     63     NA     3,399,428   13.1%       3,124,505     12.5%    3,063,697    12.2%     3.5%
                                 --           ----------  -----       ----------    -----    ----------   -----     ----

      Total for City            293          $25,865,520  100.0%     $25,070,959   100.0%   $25,074,432   100.0%     1.1%

===============================================================================================================================

                                     Summary

         Atlantic Liberty has carved out a niche as a traditional thrift offering primarily residential real estate mortgage loans, but also multi-family and commercial real estate loans. Going forward, the Association will continue to serve its market area with loans tailored to meet the unique needs of an urban area by offering mortgage products designed for one-to-four family, multi-family and commercial real estate loans. The Association will continue to offer deposit products for the retail customer. In addition, the Association will closely monitor its credit requirements and asset quality, maintaining its high credit standards while attracting new customers. The Association's sound capital position serves as an important aspect of such risk management.

         The Association's long-standing presence in the local community provides it with a loyal customer base and a degree of local market penetration. It may be the case, however, that customers seeking a full range of competitive products and services may not be content with the Association's limited offerings as compared to other financial competitors. As the Association seeks to manage both sides of the balance sheet, it is faced with increased pressure to improve and expand its retail banking franchise. Such action would require additional investment, but could generate a cost-effective source of funds along with additional lending business. The Association has a strong knowledge of its local market area and can also continue to strengthen its niche in the local community through superior customer service, community contacts and products designed to meet the area's specific needs.